                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               PENNEXX FOODS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  708125 10 9
                                 (CUSIP Number)

                     January 14, 2003 and February 10, 2003
            (Date of Events which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

708125 10 9
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      LC CAPITAL MASTER FUND, LTD.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [ ]
      (b)   [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      CAYMAN ISLANDS
--------------------------------------------------------------------------------
Number of        5.   Sole Voting Power

Shares                0
                 ---------------------------------------------------------------
Beneficially     6.   Shared Voting Power

Owned by              3,237,500
                 ---------------------------------------------------------------
Each             7.   Sole Dispositive Power

Reporting             0
                 ---------------------------------------------------------------
Person With      8.   Shared Dispositive Power

                      3,237,500
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       3,237,500
--------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)  [ ]

--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)

       11.3%
--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)

       CO
--------------------------------------------------------------------------------

CUSIP No.

708125 10 9
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      LC CAPITAL PARTNERS, LP
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [ ]
      (b)   [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------
Number of        5.   Sole Voting Power

Shares                0
                 ---------------------------------------------------------------
Beneficially     6.   Shared Voting Power

Owned by              3,237,500
                 ---------------------------------------------------------------
Each             7.   Sole Dispositive Power

Reporting             0
                 ---------------------------------------------------------------
Person With      8.   Shared Dispositive Power

                      3,237,500
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       3,237,500
--------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)  [ ]

--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)

       11.3%
--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)

       PN, HC
--------------------------------------------------------------------------------

CUSIP No.

708125 10 9
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      LC CAPITAL ADVISORS, LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [ ]
      (b)   [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------
Number of        5.   Sole Voting Power

Shares                0
                 ---------------------------------------------------------------
Beneficially     6.   Shared Voting Power

Owned by              3,237,500
                 ---------------------------------------------------------------
Each             7.   Sole Dispositive Power

Reporting             0
                 ---------------------------------------------------------------
Person With      8.   Shared Dispositive Power

                      3,237,500
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       3,237,500
--------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)  [ ]

--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)

       11.3%
--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)

       OO, HC
--------------------------------------------------------------------------------

CUSIP No.

708125 10 9
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      LAMPE, CONWAY & CO., LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [ ]
      (b)   [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------
Number of        5.   Sole Voting Power

Shares                0
                 ---------------------------------------------------------------
Beneficially     6.   Shared Voting Power

Owned by              3,237,500
                 ---------------------------------------------------------------
Each             7.   Sole Dispositive Power

Reporting             0
                 ---------------------------------------------------------------
Person With      8.   Shared Dispositive Power

                      3,237,500
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       3,237,500
--------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)  [ ]

--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)

       11.3%
--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)

       OO, IV
--------------------------------------------------------------------------------

CUSIP No.

708125 10 9
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      LC CAPITAL INTERNATIONAL, LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [ ]
      (b)   [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------
Number of        5.   Sole Voting Power

Shares                0
                 ---------------------------------------------------------------
Beneficially     6.   Shared Voting Power

Owned by              3,237,500
                 ---------------------------------------------------------------
Each             7.   Sole Dispositive Power

Reporting             0
                 ---------------------------------------------------------------
Person With      8.   Shared Dispositive Power

                      3,237,500
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       3,237,500
--------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)  [ ]

--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)

       11.3%
--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)

       OO, IA
--------------------------------------------------------------------------------

CUSIP No.

708125 10 9
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      STEVEN G. LAMPE
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [ ]
      (b)   [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      UNITED STATES
--------------------------------------------------------------------------------
Number of        5.   Sole Voting Power

Shares                0
                 ---------------------------------------------------------------
Beneficially     6.   Shared Voting Power

Owned by              3,237,500
                 ---------------------------------------------------------------
Each             7.   Sole Dispositive Power

Reporting             0
                 ---------------------------------------------------------------
Person With      8.   Shared Dispositive Power

                      3,237,500
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       3,237,500
--------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)  [ ]

--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)

       11.3%
--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)

       IN
--------------------------------------------------------------------------------

CUSIP No.

708125 10 9
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      RICHARD F. CONWAY
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [ ]
      (b)   [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      UNITED STATES
--------------------------------------------------------------------------------
Number of        5.   Sole Voting Power

Shares                0
                 ---------------------------------------------------------------
Beneficially     6.   Shared Voting Power

Owned by              3,237,500
                 ---------------------------------------------------------------
Each             7.   Sole Dispositive Power

Reporting             0
                 ---------------------------------------------------------------
Person With      8.   Shared Dispositive Power

                      3,237,500
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       3,237,500
--------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)  [ ]

--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)

       11.3%
--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)

       IN
--------------------------------------------------------------------------------

ITEM 1.

(a)   Name of Issuer

      Pennexx Foods, Inc. (hereinafter, the "Issuer")

(b)   Address of Issuer's Principal Executive Offices

      5501 Tabor Avenue, Philadelphia, PA 19120

ITEM 2.

(a)   Name of Person Filing

      The information required by this paragraph is set forth in Item 1 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.

(b)   Address of Principal Business Office or, if none, Residence

      The information required by this paragraph is set forth on Annex A attached hereto and is incorporated herein by reference.

(c)   Citizenship

      The information required by this paragraph is set forth in Item 4 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.

(d)   Title of Class of Securities

      Common Stock

(e)   CUSIP Number

      708125 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Not applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

      The information required by this paragraph is set forth in Item 9 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.

      LC Capital Master Fund, Ltd. (the "Master Fund") directly holds 3,237,500 shares (the "Shares") of the Issuer's Common Stock, par value $0.01 per share. The Shares were acquired directly from the Issuer in three separate transactions as follows: 912,500 shares were acquired on November 2, 2002, 2,000,000 shares were acquired on January 14, 2003 and the remaining 325,000 shares were acquired on February 10, 2003.

      LC Capital Partners, LP ("Partners") may be deemed to control the Master Fund by virtue of Partners' ownership of approximately 81.55% of the outstanding shares of the Master Fund. Accordingly, Partners may be deemed to have a beneficial interest in the Shares. In addition, since LC Capital Advisors, LLC ("Advisors") is the sole general partner of Partners, Advisors may also be deemed to have a beneficial interest in the Shares. Each of Partners and Advisors disclaims beneficial ownership of the Shares except to the extent of their respective beneficial interests, if any, therein.

      Lampe, Conway & Co., LLC ("LC&C") acts as investment manager to Partners and the Master Fund pursuant to certain investment management agreements. LC Capital International, LLC ("International") acts as investment advisor to the Master Fund pursuant to an investment advisory agreement. Since LC&C and International share voting and dispositive power over the Shares by virtue of the aforementioned agreements (the "Agreements"), LC&C and International may each be deemed to have a beneficial interest in the Shares. Each of LC&C and International disclaims beneficial ownership of the Shares except to the extent of their respective beneficial interests, if any, therein.


      Steven G. Lampe ("Lampe") and Richard F. Conway ("Conway") act as the sole managing members of each of Advisors, LC&C and International and each of Lampe and Conway may be deemed to control each such entity. Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the Shares by virtue of Advisors' indirect deemed control of the Master Fund and LC&C's and International's respective power to vote and/or dispose of the Shares pursuant to the Agreements. Each of Lampe and Conway disclaims beneficial ownership of the Shares except to the extent of their respective beneficial interests, if any, therein.

(b)   Percent of class:

      The information required by this paragraph is set forth in Item 11 of each of the cover pages of this Schedule 13G and is incorporated herein by reference. Such information is based upon 25,324,822 shares of Common Stock, par value $0.01 per share, outstanding as reflected in the Issuer's Form 10-QSB for the quarterly period ended September 30, 2002 as filed with the Securities and Exchange Commission as of November 14, 2002. The information in Item 4(a) above is incorporated herein by reference.

(c)   Number of shares as to which the person has:

      (i)   Sole power to vote or direct the vote:

            The information required by this subparagraph is set forth in Item 5 of each of the cover pages of this Schedule 13G and is incorporated herein by reference. In addition, the information in Item 4(a) above is incorporated herein by reference.

      (ii)  Shared power to vote or direct the vote:

            The information required by this subparagraph is set forth in Item 6 of each of the cover pages of this Schedule 13G and is incorporated herein by reference. In addition, the information in Item 4(a) above is incorporated herein by reference.

      (iii) Sole power to dispose or direct the disposition of:

            The information required by this subparagraph is set forth in Item 7 of each of the cover pages of this Schedule 13G and is incorporated herein by reference. In addition, the information in Item 4(a) above is incorporated herein by reference.

      (iv)  Shared power to dispose or direct the disposition of:

            The information required by this subparagraph is set forth in Item 8 of each of the cover pages of this Schedule 13G and is incorporated herein by reference. In addition, the information in Item 4(a) above is incorporated herein by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

The Master Fund directly acquired all of the Shares being reported on by Partners and Advisors. Partners directly holds approximately 81.55% of the outstanding shares of the Master Fund and may be deemed to control the Master Fund. Advisors is the sole general partner of Partners and may also be deemed to control the Master Fund.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 27, 2003.                 LC Capital Master Fund, Ltd.


                                            By:      /s/ Richard F. Conway
                                               --------------------------------
                                               Name:  Richard F. Conway
                                               Title:  Director

Date:    February 27, 2003.                 LC Capital Partners, LP

                                            By:  LC Capital Advisors, LLC,
                                                     its General Partner

                                            By:      /s/ Richard F. Conway
                                               --------------------------------
                                               Name:  Richard F. Conway
                                               Title:  Managing Member

Date:    February 27, 2003.                 LC Capital Advisors, LLC


                                            By:      /s/ Richard F. Conway
                                               --------------------------------
                                               Name:  Richard F. Conway
                                               Title:  Managing Member

Date:    February 27, 2003.                 Lampe, Conway & Co., LLC


                                            By:      /s/ Richard F. Conway
                                               --------------------------------
                                               Name:  Richard F. Conway
                                               Title:  Managing Member

Date:    February 27, 2003.                 LC Capital International, LLC


                                            By:      /s/ Richard F. Conway
                                               --------------------------------
                                               Name:  Richard F. Conway
                                               Title:  Managing Member

Date:    February 27, 2003.                       /s/ Steven G. Lampe
                                            -----------------------------------
                                                     Steven G. Lampe



Date:    February 27, 2003.                       /s/ Richard F. Conway
                                            -----------------------------------
                                                     Richard F. Conway

                                     ANNEX A

           Address of Principal Business Office or, if none, Residence

LC Capital Master Fund, Ltd.
c/o Trident Fund Services (B.V.I.) Limited
P.O. Box 146
Waterfront Drive
Wickhams Cay
Road Town, Tortola
British Virgin Islands

LC Capital Partners, LP
730 Fifth Avenue, Suite 1002
New York, NY  10019

LC Capital Advisors, LLC
730 Fifth Avenue, Suite 1002
New York, NY  10019

Lampe, Conway & Co., LLC
730 Fifth Avenue, Suite 1002
New York, NY  10019

LC Capital International, LLC
730 Fifth Avenue, Suite 1002
New York, NY  10019

Steven G. Lampe
730 Fifth Avenue, Suite 1002
New York, NY  10019

Richard F. Conway
730 Fifth Avenue, Suite 1002
New York, NY  10019